URANIUM RESOURCES, INC.

August 9, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Uranium Resources, Inc.

Registration Statement on Form S-3 (File No. 333-212845)

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Uranium Resources, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-3 (File No. 333-212845) (the “Registration Statement”) and declare the Registration Statement effective as of Thursday, August 11, 2016, at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

In connection with this request for acceleration, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 531-0473, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449 with any questions.  Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

Uranium Resources, Inc.

By:

/s/ Jeffrey L. Vigil

Name:

Jeffrey L. Vigil

Title:

Vice President – Finance and Chief Financial Officer

cc:

David R. Crandall, Hogan Lovells US LLP

6950 S. Potomac Street, Suite 300 Centennial, CO 80112        Phone 303.531.0470